SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

 ___
/ X /       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
              ACT OF 1934
              For the fiscal year ended December 31, 2000.

OR

 ___
/     /       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934
              For the transition period from _________to______________

              Commission file number 33-64647

                        A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

                        B.   Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tredegar Corporation 1100 Boulders Parkway Richmond, Virginia 23225

REQUIRED INFORMATION

        See Appendix 1.

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN
By:	/s/N. A. Scher N. A. Scher Employee Savings Plan Committee

Dated:  June 27, 2001

Appendix A
TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

ANNUAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2000
TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
INDEX OF FINANCIAL STATEMENTS
	Page
Independent Auditors' Report		1
Financial Statements
Statement of net assets available for benefits at December 31, 2000 and 1999		2
Statement of changes in net assets available for benefits for the years ended
December 31, 2000, 1999 and 1998		3
Notes to financial statements		4-8
Independent Auditors’ Report

To the Plan Administrator, Tredegar Corporation
    Retirement Savings Plan

     We have audited the accompanying statements of net assets available for benefits of the Tredegar Corporation Retirement Savings Plan (formerly the Savings Plan for the Employees of Tredegar Industries, Inc.) (Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles.

POTI, WALTON & ASSOCIATES, PC

Richmond, Virginia
June 22, 2001

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2000 AND 1999
	2000	1999
Assets:
Investments
Money market funds	$ 656,149	$ 52,829
Common stocks	64,785,624	81,696,160
Actively managed commingled funds	24,583,865	26,550,061
Loans to participants	831,787	798,989
Total investments	90,857,425	109,098,039
Interest and dividends receivable	155,604	170,103
Cash	-	184,487
Due from broker for securities sold	21,912	-
Total assets	91,034,941	109,452,629
Liabilities:
Accrued administrative fees	540	-
Cash overdraft	10,586	-
Total liabilities	11,126	-
Net assets available for benefits	$91,023,815	$109,452,629

The accompanying notes are an integral part of these financial statements.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
	2000	1999	1998
Additions to net assets attributed to:
Investment income:
Interest	$102,785	$70,623	$67,416
Dividends	637,148	676,848	661,118
Net appreciation (depreciation) in the
fair value of investments	(11,849,178)	(3,535,982)	5,222,130
	(11,109,245)	(2,788,511)	5,950,664
Contributions:
Employer	2,970,224	2,606,824	2,144,300
Participants	6,925,370	6,298,895	4,892,202
Rollovers	-	1,302,485	-
	9,895,594	10,208,204	7,036,502
Total additions	(1,213,651)	7,419,693	12,987,166
Deductions from net assets attributed to:
Administrative expenses	257,727	279,970	290,183
Withdrawals paid to participating employees	16,957,436	10,454,183	12,196,914
Total deductions	17,215,163	10,734,153	12,487,097
Net increase (decrease) for the year	(18,428,814)	(3,314,460)	500,069
Net assets available for benefits:
January 1	109,452,629	112,767,089	112,267,020
December 31	$91,023,815	$109,452,629	$112,767,089

The accompanying notes are an integral part of these financial statements.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000

Note 1 Summary of Significant Accounting Policies

General - Tredegar Corporation (Tredegar), which engages directly or through subsidiaries in plastics and aluminum businesses, is a Virginia corporation. Tredegar also operates a biotech division developing a variety of healthcare related technologies. The Savings Plan for the Employees of Tredegar Industries, Inc. (Plan) was adopted by the Board of Directors of Tredegar on June 14, 1989, and the Plan was effective as of July 1, 1989. The Plan was restated effective October 1, 2000 and was renamed to the Tredegar Corporation Retirement Savings Plan.

The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (ERISA). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits. No such insurance is provided to participants in this Plan, however, because the benefits that participants are entitled to receive are always equal to the value of their account balances and, for that reason, the Plan is always fully funded. The value of a participant’s account may change from time to time. Each participant assumes the risk of fluctuations in the value of his or her account.

The accompanying financial statements of the Plan have been prepared in conformity with generally accepted accounting principles.

Security Valuation - Investments are stated at fair value determined as follows:

Money market funds - market price which is equivalent to cost
                Common stocks - last published sale price on the New York Stock Exchange
Actively managed commingled funds - provided in the audited annual report of the Frank Russell Trust Company

Security Transactions and Related Investment Income - Security transactions are accounted for on the trade date and dividend income is recorded as earned on the ex-dividend date. Interest income is recorded as earned on the accrual basis. In determining the realized net gain or loss on securities sold, the cost of securities is determined on an average cost basis. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Payment of Benefits - Benefits are recorded when paid.

Note 2 Description of Plan

The Plan is a defined contribution plan. Information regarding plan benefits and vesting is provided in the Plan and related documents, which are available at Tredegar’s main office at 1100 Boulders Parkway, Richmond, Virginia.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000

Note 3 Investments

The following tables present the fair value of investments as of December 31, 2000 and 1999. Investments that represent five percent or more of the Plan’s net assets are separately identified.

FAIR VALUE OF INVESTMENTS

December 31, 2000

Name of issuer and title of each issue	Number of shares or units - principal bonds and notes	Cost	Fair Value (1)
Money market funds - Frank Russell Trust Company
Short Term Investment Fund		$656,149	$656,149
Investments at fair value as determined by quoted market price:
Common stocks:
Albemarle Corporation	56,260	334,820	1,392,435
Ethyl Corporation	116,473	609,632	167,430
Tredegar Corporation	3,625,850	22,236,867	63,225,759
		23,181,319	64,785,624
Actively managed commingled funds (2):
Frank Russell Investment Contract Fund	469,569	5,146,261	5,220,664
Frank Russell Global Balanced Fund	570,242	6,637,383	6,432,332
Frank Russell Equity I Fund, Class G	1,166,990	11,644,987	10,571,761
Frank Russell Small Capitalization Fund	147,472	1,401,716	1,350,698
Frank Russell Fixed Income I Fund	9,261	106,654	108,047
Frank Russell Domestic Conservative Balanced Fund	6,962	75,833	75,559
Frank Russell Aggressive Balanced Fund	30,864	347,275	348,858
Frank Russell 1000 Index Fund	33,856	359,525	350,913
Frank Russell All International Markets Fund	10,007	123,197	125,033
		25,842,831	24,583,865
Loans to participants	$831,787	831,787	831,787
Total investments		$50,512,086	$90,857,425

(1) Investments are carried in the statement of net assets available for benefits at fair value.
(2) Investment values are based on the audited annual report of the Frank Russell Trust Company.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000

Note 3 Investments (Continued)

FAIR VALUE OF INVESTMENTS

December 31, 1999

Name of issuer and title of each issue	Number of shares or units - principal bonds and notes	Cost	Fair Value (1)
Money market funds - Wachovia Bank Diversified Trust Fund		$52,829	$52,829
Investments at fair value as determined by quoted market price:
Common stocks:
Albemarle Corporation	69,723	409,345	1,337,810
Ethyl Corporation	148,841	799,480	520,943
Tredegar Corporation	3,859,210	20,641,883	79,837,407
		21,850,708	81,696,160
Actively managed commingled funds (2):
Frank Russell Investment Contract Fund	234,729	4,465,572	5,214,032
Frank Russell Global Balanced Fund	250,999	5,009,632	7,396,942
Frank Russell Equity I Fund	290,561	7,405,109	12,500,814
Frank Russell Equity II Fund	45,571	1,022,772	1,438,273
		17,903,085	26,550,061
Loans to participants	$798,989	798,989	798,989
Total investments		$40,605,611	$109,098,039

(1) Investments are carried in the statement of net assets available for benefits at fair value.
(2) Investment values are based on the audited annual report of the Frank Russell Trust Company.

     Closing stock prices as of December 31, 2000 and 1999, were as follows:

	2000	1999
Albemarle Corporation common stock	$24.750	$19.188
Ethyl Corporation common stock	1.438	3.500
Tredegar Corporation common stock	17.438	20.688
Frank Russell Investment Contract Fund	11.118	22.213
Frank Russell Global Balanced Fund	11.280	29.470
Frank Russell Equity I Fund	-	43.023
Frank Russell Equity II Fund	-	31.561
Frank Russell Equity I Fund, Class G	9.059	-
Frank Russell Small Capitalization Fund	9.159	-
Frank Russell Fixed Income I Fund	11.667	-
Frank Russell Domestic Conservative Balanced Fund	10.853	-
Frank Russell Aggressive Balanced Fund	11.303	-
Frank Russell 1000 Index Fund	10.365	-
Frank Russell All International Markets Fund	12.495	-

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000

Note 3 Investments (Continued)

During the years ended December 31, 2000, 1999, and 1998, the Plan’s investment portfolio (including investments bought, sold and held during the year) appreciated (depreciated) in value by $(11,849,178), $(3,535,982), and $5,222,130, as follows:

NET CHANGE IN FAIR VALUE

	2000	1999	1998
Investments at fair value as determined by quoted market price:
Tredegar Corporation common stock	$(11,070,808)	$(6,436,482)	$2,641,059
Albemarle Corporation common stock	405,243	(350,433)	(53,367)
Ethyl Corporation common stock	(230,448)	(314,380)	(355,476)
	(10,896,013)	(7,101,295)	2,232,216
Investments at fair value as determined in the audited annual report of the Frank Russell Trust Company:
Frank Russell Investment Contract Fund	326,922	314,567	350,010
Frank Russell Global Balanced Fund	(124,782)	987,065	882,670
Frank Russell Equity I Fund	(175,242)	2,005,043	1,753,885
Frank Russell Equity II Fund	186,658	258,638	3,349
Frank Russell Equity I Fund, Class G	(1,108,938)	-	-
Frank Russell Small Capitalization Fund	(53,571)	-	-
Frank Russell Fixed Income I Fund	1,441	-	-
Frank Russell Domestic Conservative Balanced Fund	(452)	-	-
Frank Russell Aggressive Balanced Fund	1,584	-	-
Frank Russell 1000 Index Fund	(8,625)	-	-
Frank Russell All International Markets Fund	1,840	-	-
	(953,165)	3,565,313	2,989,914
Net change in fair value	$11,849,178)	$(3,535,982)	$5,222,130

Note 4 Contributions and Investment Options

As of December 31, 2000 and 1999, there were 2,389 and 2,271 employees, respectively, participating in the Plan. As of December 31, 2000 and 1999, 2,623 and 2,697 employees, respectively, were eligible to participate in the Plan.

Participants may contribute a percentage of his or her base pay (as defined) ranging from a minimum of 1% to a maximum of 15%. The contribution paid on behalf of the participant by Tredegar is generally 50% of each nonrepresented participant's contribution up to 10%. Contributions made by Tredegar are invested in the Tredegar Corporation Common Stock Fund.

Participants direct the investment of their contributions into various investment options offered by the plan. The plan currently offers Tredegar stock or nine (9) actively managed commingled funds as investment options to participants. No additional contributions may be invested in Ethyl Corporation stock or in Albemarle Corporation stock.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000

Note 5 Federal Income Taxes

The Internal Revenue Service has determined and informed Tredegar by a letter dated January 22, 1996, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 6 Administrative Expenses

The Plan is responsible for all trustee and investment management fees. Tredegar pays for all other administrative expenses up to an annual limit of $75,000. Any expenses in excess of this limit are paid by the Plan.

Note 7 Forfeitures

Employees who leave Tredegar before becoming fully vested in Tredegar contributions forfeit the value of their nonvested account. Forfeitures are applied against Tredegar's contributions throughout the year. Forfeitures were as follows:

2000	$ 89,826
1999	73,009
1998	55,581

Note 8 Plan Termination

Although it has not expressed any interest to do so, Tredegar has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

EXHIBIT INDEX

24.1	Consent of Independent Auditors